April 17, 2012

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Suzanne Hayes, Assistant Director

Re: CORPBANCA
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed April 14, 2011
File No. 001-32305

Dear Ms. Hayes:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated April 4, 2012 (the “Comment Letter”) with respect to our response, dated March 9, 2012 (the “Second Response Letter”) in connection with the annual report on Form 20-F for the fiscal year ended December 31, 2010 (No. 001-32305) (the “Form 20-F”) filed by Corpbanca (“Corpbanca”) with the SEC on April 14, 2011.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 20-F and to our Second Response Letter.  Responses to these comments are set forth in this letter.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 20-F.  All page number references in Corpbanca’s responses are to page numbers in the Form 20-F.

We have also underlined and italicized our proposed changes to the Form 20-F and consolidated financial statements that will be included in future filings.

Form 20-F for the Fiscal Year Ended December 31, 2010
Item 4. Information on the Company, page 21
B. Business Overview, page 25
Traditional and Private Banking, page 28

1.
Please refer to our prior comment one in our letter dated February 14, 2012. We note your response and additional proposed disclosures. We did not note the disclosures required by paragraph 14 of IFRS 7 that you state in your response are on page F-54. Please revise your audited financial statements to disclose the carrying amount of financial assets pledged as collateral for these bonds as well as the terms and conditions relating to that pledge, in addition to the disclosures proposed in your response.

None of our mortgage finance bonds are collateralized by mortgage loans in our portfolio nor do these mortgage finance bondholders have recourse provisions to these mortgage loans. As such, we respectfully submit that disclosure of the nature required under paragraph 14 of IFRS 7 is not relevant to our situation with respect to these bonds. Our initial response to point 3 of our first letter was inadvertently inappropriately phrased.

Loan portfolio, page 54

2.
Please refer to our prior comment two in our letter dated February 14, 2012. We note from your response that you renegotiate consumer loans. As requested in our first bullet to our previous comment two, please provide the following information for your consumer restructurings:

•	Disclose the balance of renegotiated loans at the end of the reporting period.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure:

Renegotiated consumer loans
	As of December 31,
	(in millions of Ch$)

	2009	2010	2011

Opening Balance(1)	25,140	51,895	47,987
Renegotiated(2)	41,480	25,219	29,442
Recovery(3)	5,485	10,688	16,204
Write-offs(4)	9,239	18,440	11,248
Final Balance	51,895	47,987	49,977

(1) Corresponds to the portfolio opening balance of the renegotiated loans.
(2) Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3) Corresponds to the recovery (which may include payments or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4) Corresponds to write-offs of renegotiated loans during each respective period.

•	Disclose the types of concessions made for your consumer loans.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure:

Part of our business model is to be able to assist our customers when they are experiencing financial problems that cause them to fall behind on their payments. As a result, the bank makes certain concessions at the moment a loan enters renegotiated status, which may include the following concessions:

1.	Extend the payment term in connection with the renegotiated loan to decrease the financial burden on our customers.
2.	Modifications to the interest rate of the renegotiated loan to decrease the financial burden on our customers and set a realistic interest rate based on each client’s ability to pay.
3.	Forgiveness of interest payments.

The abovementioned concessions are considered on a case-by-case basis.  The application of any concessions will depend on the situation of each customer and pursuant to the analysis of the branch agent in charge of such loan.

•	Provide a roll forward of these types of loans, similar to that provided for your commercial normalization portfolio.

Please see our response in the first bullet point above.

•	Provide disclosure of the balance of consumer loans you have renegotiated by type of concession.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure:

The bank does not quantify the balance of consumer loans we have renegotiated by type of concession. The majority of the renegotiated loans do, however, receive concessions 1 and 2 as footnoted in the table above (referring to the table provided in our response to the first bullet point above).

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at Rosario Norte 660, 10th floor, Las Condes, Santiago, Chile.  We also ask that you address all future correspondence to Fernando Massú, the current Chief Executive Officer.

Yours truly,

/s/ Claudia Labbé M.
Claudia Labbé M.
Manager Investor Relations

Tel: 562-660-2699
claudia.labbe@corpbanca.cl

c.c.         Ms. Rebekha Lindsey
Mr. Kevin W. Vaughn
Mr. Eric Envall

Mr. Howard M. Kleinman
Dechert LLP
Tel. 212-698-3567
howard.kleinman@dechert.com